THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration Nos. 333-90034
                                                                    333-90034-01
                   SUBJECT TO COMPLETION, DATED JUNE 18, 2002

Prospectus Supplement
(To Prospectus Dated June 17, 2002)

                              $

                              (MARATHON OIL LOGO)

                      MARATHON GLOBAL FUNDING CORPORATION

                                 % NOTES DUE 2012
                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                            MARATHON OIL CORPORATION
                         ------------------------------

     The notes will bear interest at the rate of   % per year, payable on
          and           of each year, beginning on           . The notes will
mature on           . Marathon Global Funding may redeem some or all of the
notes at any time at a redemption price equal to the principal amount of the notes it redeems plus a make-whole premium. The redemption prices are discussed under the caption "Description of the Notes -- Optional Redemption."

     The notes will be unsecured, unsubordinated obligations of Marathon Global Funding and will rank equally with all of Marathon Global Funding's other existing and future unsecured, unsubordinated indebtedness.

                         ------------------------------

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                                                              PER NOTE          TOTAL
                                                              --------          -----
Public Offering Price(1)....................................         %       $
Underwriting Discount.......................................         %       $
Proceeds, before expenses, to Marathon Global Funding.......         %       $

(1) Interest on the notes will accrue from         , 2002 to date of delivery.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters expect to deliver the notes to investors on or about
          , 2002 in book-entry form only through the facilities of The Depository Trust Company.
                         ------------------------------

                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                                          JPMORGAN
                         ------------------------------
COMMERZBANK SECURITIES
                          CREDIT SUISSE FIRST BOSTON
                                                  LEHMAN BROTHERS
                                                           SCOTIA CAPITAL

ABN AMRO INCORPORATED        MELLON FINANCIAL MARKETS, LLC        MORGAN STANLEY
                         ------------------------------

           The date of this Prospectus Supplement is          , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION WE HAVE INCLUDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. IF THE INFORMATION VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN THE ACCOMPANYING PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                         ------------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Marathon Oil Corporation....................................   S-3
Marathon Global Funding Corporation.........................   S-4
Use of Proceeds.............................................   S-4
Capitalization..............................................   S-5
Description of the Notes....................................   S-7
United States Federal Income Tax Consequences to Non-U.S.
  Holders...................................................  S-11
Canadian Federal Income Tax Considerations..................  S-13
Underwriting................................................  S-14
Legal Matters...............................................  S-15
Experts.....................................................  S-15

                            PROSPECTUS
About This Prospectus.......................................    ii
About Marathon Oil Corporation..............................     1
About Marathon Global Funding Corporation...................     1
Risk Factors................................................     2
Forward-Looking Statements..................................     7
The Separation..............................................     8
Relationship Between Marathon and United States Steel After
  the Separation............................................    11
Use of Proceeds.............................................    14
Ratios of Earnings to Fixed Charges.........................    14
Description of Debt Securities..............................    15
Plan of Distribution........................................    24
Legal Matters...............................................    26
Experts.....................................................    26
Where You Can Find More Information.........................    26

                            MARATHON OIL CORPORATION

OVERVIEW

     We are a global integrated energy company engaged in the exploration, development, and production of oil, natural gas and natural gas liquids as well as the refining, marketing and transportation of crude oil and petroleum products.

     Our exploration and production activities take place primarily in three core geographical areas: North America, Europe and West Africa. Over the past 18 months, we completed acquisitions of Pennaco Energy, Inc. and of CMS Energy Corporation's interests in oil and gas properties and related assets in Equatorial Guinea, West Africa. These acquisitions have provided us with strong growth platforms in U.S. coal bed methane gas and offshore West Africa, respectively.

     Our total proved reserves as of December 31, 2001 were approximately 1,047 million barrels of oil equivalent ("Boe"). For the three months ended March 31, 2002, our daily production averaged approximately 424 thousand Boe per day. Natural gas represented 46% of our proved reserves at December 31, 2001 and 51% of our daily production for the three months ended March 31, 2002.

     The table below outlines our total proved reserves as of December 31, 2001 and average daily production for the three months ended March 31, 2002.

                                                                  THREE MONTHS ENDED
                                  AS OF DECEMBER 31, 2001           MARCH 31, 2002
                                  TOTAL PROVED RESERVES(1)    AVERAGE DAILY PRODUCTION(2)
                                 --------------------------   ---------------------------
                                                                   BOE
                                      BOE                     (IN THOUSANDS)
                                 (IN MILLIONS)   % OF TOTAL        /DAY        % OF TOTAL
                                 -------------   ----------   --------------   ----------
United States..................        567          54.2%          253            59.7%
Europe.........................        191          18.2           101            23.8
West Africa....................         --            --            34             8.0
Other International............         96           9.2            22             5.2
Equity Investees...............        193          18.4            14             3.3
                                     -----         -----           ---           -----
          Total................      1,047         100.0%          424           100.0%
                                     =====         =====           ===           =====

------------

(1) Excludes the effect of the acquisition of interests in oil and gas properties in Equatorial Guinea, which we acquired on January 3, 2002. At the time of the acquisition, CMS Energy Corporation reported proved reserves of 250 million Boe associated with the interests we acquired and year-end production from those interests of 18 thousand Boe per day.
(2) In addition to production from Equatorial Guinea, production data for West Africa includes 18 thousand Boe per day from Gabon which, for purposes of reporting Total Proved Reserves as of December 31, 2001, was included in Other International.

     Our refining, marketing and transportation operations are conducted primarily through our 62% owned consolidated subsidiary, Marathon Ashland Petroleum LLC ("MAP"). MAP owns and operates seven refineries with an aggregate refining capacity of 935,000 barrels of crude oil per day. The refineries are integrated via pipelines and barges to maximize operating efficiency. These transportation links allow the movement of intermediate products, which we believe enables MAP to optimize operations and produce higher margin products. MAP also markets refined petroleum products through approximately 3,800 Marathon and Ashland branded retail outlets and approximately 2,100 MAP-operated "Speedway" and "SuperAmerica" brand units located throughout the Midwest, the upper Great Plains and the Southern states. MAP operates a large system of pipelines, terminals and a land and water-based transportation fleet to provide crude oil to its refineries and refined products to its marketing areas.

     In addition, we also own, independent of MAP, interests in crude oil and natural gas pipeline systems that operate in the Gulf of Mexico, the Midwest and the East Coast of the United States, and interests in a natural gas liquefication plant, located in Alaska, and a natural gas processing plant located in Louisiana.

     Marathon Oil Corporation ("Marathon") is a Delaware corporation with its principal offices located at 5555 San Felipe Road, Houston, Texas 77056-2723. In this prospectus supplement, we refer to Marathon, its wholly owned and majority owned subsidiaries and its ownership interest in equity affiliates as "Marathon," "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Our common stock is listed on The New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the trading symbol "MRO."

                      MARATHON GLOBAL FUNDING CORPORATION

     Marathon Global Funding Corporation ("Marathon Global Funding") is an unlimited liability company incorporated in May 2002 under the laws of Nova Scotia, Canada. Marathon Global Funding is an indirect wholly owned special purpose finance subsidiary of Marathon that engages in financing activities to raise funds for the business operations of Marathon and its subsidiaries.

                                USE OF PROCEEDS

     We expect the net proceeds from the sale of the notes to be approximately
$     million, after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use those net proceeds to reduce outstanding commercial paper which we issued after March 31, 2002, and for other general corporate purposes. Our commercial paper borrowings, which currently bear interest at an average rate of approximately 2% per year, were incurred primarily to fund working capital requirements.

                                 CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and our consolidated total debt, minority interest in MAP and stockholders' equity: (1) as of March 31, 2002; and (2) as adjusted to give effect to our May 2002 issuance of $450,000,000 aggregate principal amount of 5.375% Notes due 2007, the issuance of the notes by Marathon Global Funding and our application of the net proceeds from the issuance of the notes by Marathon Global Funding as described under "Use of Proceeds."

                                                                 MARCH 31, 2002
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                  (IN MILLIONS)
CASH AND CASH EQUIVALENTS...................................  $   237     $  237
                                                              =======     ======
SHORT-TERM DEBT, INCLUDING LONG-TERM DEBT DUE WITHIN ONE
  YEAR......................................................  $   239     $  239
LONG-TERM DEBT:
Long-term debt..............................................    4,557
Less amount due within one year.............................      216        216
                                                              -------     ------
          Total long-term debt..............................    4,341
MINORITY INTEREST IN MARATHON ASHLAND PETROLEUM LLC.........    1,976      1,976
STOCKHOLDERS' EQUITY:
Common stock, par value $1 per share:
  550,000,000 shares authorized; 312,165,978 shares issued
     and outstanding........................................      312        312
Common stock held in treasury (2,479,928 shares)............      (71)       (71)
Additional paid-in capital..................................    3,034      3,034
Retained earnings(1)........................................    1,640      1,608
Accumulated other comprehensive income......................        2          2
Deferred compensation.......................................      (12)       (12)
                                                              -------     ------
          Total stockholders' equity........................    4,905
                                                              -------     ------
          Total debt, minority interest in Marathon Ashland
            Petroleum LLC and stockholders' equity..........  $11,461     $
                                                              =======     ======

------------

(1) The change in retained earnings reflects the after-tax effect of premium and prepayment costs associated with the repurchase or early retirement of existing debt with proceeds from the May 2002 offering.

CERTAIN CONTINGENT LIABILITIES

     In addition to being obligated with respect to approximately $470 million of industrial development and environmental improvement bonds and notes related to environmental projects for current and former facilities of United States Steel and its predecessors and an $84 million sale-leaseback financing arrangement related to a lease of equipment at United States Steel's Fairfield Works facility in Alabama, each of which United States Steel has agreed to assume and discharge under the financial matters agreement described in the accompanying prospectus under the caption "Relationship Between Marathon and United States Steel After the Separation -- Financial Matters Agreement," we are also contingently obligated with respect to the following items attributable to United States Steel, which are not reflected in our consolidated balance sheet (but are disclosed in the notes to our consolidated financial statements):

     - $115 million of operating lease obligations, of which $96 million was in turn assumed by purchasers of major equipment used in plants and operations divested by United States Steel;

     - a guarantee of United States Steel's $23 million contingent obligation to repay certain distributions from its 50%-owned joint venture PRO-TEC Coating Company; and

     - a guarantee of all United States Steel's obligations under a partnership agreement between United States Steel, as general partner, and General Electric Credit Corporation of Delaware and Southern Energy Clairton, L.L.C., as limited partners. United States Steel may dissolve the partnership under certain circumstances, including if it is required to fund accumulated cash shortfalls of the partnership in excess of $150 million. In addition to the normal commitments of a general partner, United States Steel has indemnified the limited partners for certain income tax exposures. As of March 31, 2002, United States Steel had no unpaid outstanding obligations to the limited partners.

     Of our total obligations of $701 million at March 31, 2002 related to United States Steel, $563 million was recorded on our consolidated balance sheet (current portion: $12 million; long-term portion: $551 million) and $138 million related to off-balance sheet arrangements and contingent liabilities of United States Steel. For additional information concerning our contingent liabilities relating to United States Steel, see "Risk Factors -- Risks Related to the Separation" in the accompanying prospectus.

     United States Steel reported in its Form 10-Q for the quarterly period ended March 31, 2002, that it has significant restrictive covenants related to its indebtedness including cross-default and cross-acceleration clauses on selected debt which could have an adverse effect on its financial position and liquidity. However, United States Steel's management stated that it believes that United States Steel's liquidity will be adequate to satisfy its obligations for the foreseeable future. If there is a prolonged delay in the recovery of the manufacturing sector of the U.S. economy, United States Steel stated that it believes that it can maintain adequate liquidity through a combination of deferral of nonessential capital spending, sale of non-strategic assets and other cash conservation measures.

     We have equity interests in several pipeline and other affiliates. For many of our pipeline affiliates, we have secured our proportionate share of the affiliate's debt by throughput and deficiency agreements or direct guarantees. As of March 31, 2002, our proportionate share of debt secured by those arrangements was $159 million. We have described those arrangements in the notes to our consolidated financial statements, which are incorporated by reference into the accompanying prospectus.

     Several of our equity affiliates have their own debt arrangements that we do not support, through guarantees or otherwise. As a result, those debt arrangements are not reflected in our consolidated financial statements or the related notes. If we were obligated to share in this debt on a pro-rata basis with our joint venturers, our proportionate share of this debt would have been approximately $339 million as of March 31, 2002. If any of those equity affiliates were to default under any of these debt arrangements, we would have no obligation to support the debt. However, any such default could adversely impact our investment in the applicable equity affiliate.

                            DESCRIPTION OF THE NOTES

     The following description of the notes offered by this prospectus supplement is intended to supplement, and to the extent inconsistent to replace, the more general terms and provisions of the debt securities described in the accompanying prospectus, to which we refer you. The notes are a series of debt securities of Marathon Global Funding described in the accompanying prospectus. This description of notes is only a summary. You should read the indenture we refer to below for more details regarding our obligations and your rights with respect to the notes.

GENERAL

     The   % notes due 2012 (the "notes") will mature on          , 2012 and
will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000.

     The notes are initially being offered in the principal amount of
$          . We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP numbers, as the notes being offered by this prospectus supplement. We will not issue any such additional notes unless the additional notes are fungible with the notes being issued hereby for U.S. federal income tax purposes. Interest on the notes will accrue at the rate per year shown on the cover of this prospectus
supplement and will be payable semiannually on           and           of each
year, beginning           , to the persons in whose names the notes are
registered at the close of business on the           or           preceding the
respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest on the notes will be paid on the basis of a 360-day year consisting of twelve 30-day months. The notes will be issued under an indenture dated as of June 14, 2002, between Marathon Global Funding, Marathon, as guarantor, and JPMorgan Chase Bank, as trustee (the "Trustee"). The Trustee is an affiliate of J.P. Morgan Securities Inc., one of the representatives of the underwriters for the offering.

OPTIONAL REDEMPTION

     The notes will be redeemable in whole or in part at any time and from time to time, at Marathon Global Funding's option, at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes to be redeemed; or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve
       30-day months) at the then current Treasury Rate plus      basis points.

In each case we will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

     "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York or Houston, Texas and on which commercial banks are open for business in New York, New York and Houston, Texas.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

     "Reference Treasury Dealer" means each of Banc of America Securities LLC and J.P. Morgan Securities Inc., and their respective successors, and two other firms that are primary U.S. Government securities dealers (each a "Primary Treasury Dealer") which we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date. If fewer than all of the notes are to be redeemed at any time, the Trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate.

SINKING FUND

     There is no provision for a sinking fund for the notes.

RANKING

     The notes will constitute Marathon Global Funding's unsecured and unsubordinated obligations and will rank equally with all its other existing and future unsecured and unsubordinated indebtedness.

     Marathon will fully and unconditionally guarantee on a senior unsecured and unsubordinated basis the due and punctual payment of the principal of and any premium and interest on the notes when and as it becomes due and payable, whether at maturity or otherwise. The guarantees will rank equally with all of Marathon's other unsecured and unsubordinated debt. Marathon derives substantially all its operating income from, and holds substantially all its assets through, its subsidiaries. As a result, the guarantees will be structurally subordinated to the liabilities of Marathon's subsidiaries, including trade payables. For a discussion of Marathon's holding company structure and its ability to obtain distributions of earnings and cash flows from its subsidiaries, see "Description of Debt Securities -- Marathon's Guarantees" in the accompanying prospectus.

     As of March 31, 2002, Marathon's subsidiaries had approximately $315 million of indebtedness, excluding intercompany loans. As of March 31, 2002, as adjusted to give effect to our May 2002 issuance of $450,000,000 aggregate principal amount of 5.375% Notes due 2007 and the issuance of the notes by Marathon Global Funding and our application of the net proceeds from the issuance of the notes by Marathon Global Funding as described under "Use of
Proceeds," we would have had an aggregate of $     billion of consolidated
indebtedness.

CERTAIN COVENANTS

     Certain covenants in the indenture limit the ability of Marathon and its subsidiaries to:

     - create or permit to exist mortgages and other liens; and

     - enter into sale and leaseback transactions.

For a description of these covenants, see "Description of Debt
Securities -- Restrictive Covenants" in the accompanying prospectus.

DEFEASANCE

     Under certain circumstances, we will be deemed to have discharged the entire indebtedness on all of the outstanding notes and the related guarantees by defeasance. See "Description of Debt Securities -- Satisfaction and Discharge; Defeasance" in the accompanying prospectus for a description of the terms of any discharge or defeasance.

BOOK-ENTRY SYSTEM

     Marathon Global Funding will issue the notes in the form of one or more global notes in fully registered form initially in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"), or such other name as may be requested by an authorized representative of DTC. The global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised us and the underwriters as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     - DTC is owned by The Depository Trust & Clearing Corporation, which is owned by a number of its direct participants and by The New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

     - The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

     Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes in DTC's records. The ownership interest of each actual purchaser of notes is in turn to be recorded on the direct and indirect participants' records. Beneficial owners of the notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, those persons may be prohibited from purchasing beneficial interests in the global notes from any beneficial owner or otherwise.

     So long as DTC's nominee is the registered owner of the global notes, such nominee for all purposes will be considered the sole owner or holder of the notes for all purposes under the indenture. Except as provided below, beneficial owners will not be entitled to have any of the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture.

     Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     All payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from the Trustee, Marathon or Marathon Global Funding on payment dates in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the Trustee, Marathon or Marathon Global Funding, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of the Trustee, Marathon or Marathon Global Funding, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

     DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. In addition, Marathon Global Funding may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under those circumstances, in the event that a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the global notes representing such notes.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy.

     Neither Marathon, Marathon Global Funding, the Trustee nor the underwriters will have any responsibility or obligation to direct participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to direct participants or beneficial owners.

     So long as the notes are in DTC's book-entry system, secondary market trading activity in the notes will settle in immediately available funds. All applicable payments on the notes issued as global notes will be made by Marathon or Marathon Global Funding in immediately available funds.

     See "Description of Debt Securities" in the accompanying prospectus for additional information concerning the notes, the indenture and the book-entry system.

                          UNITED STATES FEDERAL INCOME
                      TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the notes by a purchaser that is a non-U.S. holder. For this purpose, a non-U.S. holder is a holder that is, for United States federal income tax purposes:

     - a nonresident alien individual;

     - a foreign corporation; or

     - a foreign estate or trust that is not subject to United States federal income taxation on its worldwide income.

     If a partnership (including for this purpose an entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Holders of notes that are a partnership or partners in such partnership should consult their tax advisors about the United States federal income tax consequences of purchasing, owning and disposing of the notes.

     It is assumed in this summary, as Marathon expects to be the case, that Marathon Global Funding will at all times be a wholly owned subsidiary of Marathon or of a wholly owned subsidiary of Marathon which is incorporated in the United States. This summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, each of which is subject to change, possibly retroactively. This summary does not discuss all aspects of United States federal income taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., U.S. expatriates, financial institutions, insurance companies, broker-dealers and tax-exempt organizations), and such holders may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state or local tax considerations. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of the ownership and disposition of the notes.

U.S. FEDERAL WITHHOLDING TAX. The 30% U.S. federal withholding tax will not apply to any payment to you of interest on the notes, provided that:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of Marathon voting stock within the meaning of Section 871(h)(3) of the Code and related Treasury Regulations;

     - you are not a controlled foreign corporation that is related, directly or indirectly, to Marathon through stock ownership and you are not a bank that received the notes on an extension of credit entered into in the ordinary course of your trade or business; and

     - either (1) you provide your name and address on an IRS Form W-8BEN, and certify, under penalty of perjury, that you are not a U.S. person or (2) you hold your notes through certain foreign intermediaries and you satisfy the certification requirements of applicable Treasury Regulations.

The foregoing exemptions will not apply if a withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption.

     If you do not satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in the rate of withholding under an applicable tax treaty (in which case interest on the notes will be subject to U.S. federal withholding tax at the applicable treaty rate) or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     The 30% U.S. federal withholding tax generally will not apply to any payment of principal or any gain that you realize on the sale, exchange, retirement or other disposition of the notes, except to the extent such gain represents accrued but unpaid interest and the holder is not exempt from withholding tax on such interest under the rules described above.

U.S. FEDERAL ESTATE TAX. Your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death, provided that, at the time of your death (1) you are not a citizen of the United States or a resident of the United States for estate tax purposes, (2) you do not own, within the meaning of the Code and the Treasury Regulations, 10% or more of the total combined voting power of all classes of Marathon voting stock, and (3) interest on the notes would not have been effectively connected with the conduct by you of a trade or business in the United States.

U.S. FEDERAL INCOME TAX. If you are engaged in a trade or business in the United States and interest on any notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although generally exempt from the 30% withholding tax) in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may also be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on notes will be included in your earnings and profits.

     Any gain or income realized on the disposition of a note, to the extent such gain does not represent accrued but unpaid interest (which portion would be subject to the rules for interest described above), generally will not be subject to U.S. federal income tax unless (1) that gain or income is effectively connected with the conduct of a trade or business in the United States by you, or (2) in the case of gain, you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING. Backup withholding and information reporting will not apply to payments that we make or any of our paying agents (in its capacity as such) makes to you if you are a non-United States holder exempt from withholding tax on interest, as described above, and provided that neither we nor any of our paying agents knows or has reason to know that you should be subject to the usual information reporting and backup withholding rules. However, interest payments on a note will be reported to the IRS and to you on Form 1042-S unless you hold your note directly through a "qualified intermediary" and the applicable procedures are complied with or your notes are effectively connected with your conduct of a trade or business in the United States and you make the appropriate filings.

     In addition, you will not be subject to backup withholding and information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the required certification that you are a non-United States holder and does not know or have reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of notes; provided that you, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Tax Act") deal with Marathon Global Funding at arm's length, are not, and are not deemed to be, a resident of Canada, do not use or hold and are not deemed by the provisions of the Tax Act to use or hold the notes in the course of carrying on a business in Canada and, where you carry on an insurance business in Canada and elsewhere, you establish that the notes are neither "designated insurance property" (as defined in the Tax Act and the regulations thereunder (the "Regulations")) nor effectively connected with the insurance business you carry on in Canada.

     This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend such provisions publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from the federal income tax considerations.

     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to you and no representations with respect to the income tax consequences to you are made. You should consult your own tax advisors for advice with respect to the tax consequences of acquiring, holding and disposing of notes including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

     Under the Tax Act, you will not be subject to Canadian withholding tax in respect of any amounts paid or credited by Marathon Global Funding or Marathon to you as, on account of, in lieu of, or in satisfaction of interest on the notes. There are no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest on the notes by you from Marathon Global Funding or Marathon.

                                  UNDERWRITING

     Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and Marathon Global Funding has agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Banc of America Securities LLC .............................  $
J.P. Morgan Securities Inc. ................................
Commerzbank Capital Markets Corp. ..........................
Credit Suisse First Boston Corporation......................
Lehman Brothers Inc. .......................................
Scotia Capital (USA) Inc. ..................................
ABN AMRO Incorporated.......................................
Mellon Financial Markets, LLC ..............................
Morgan Stanley & Co. Incorporated...........................
                                                              ----------------
          Total.............................................  $
                                                              ================

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a
concession not to exceed   % of the principal amount. The underwriters may
allow, and dealers may reallow a concession to certain other dealers not to
exceed   % of the principal amount. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     In connection with the offering, Banc of America Securities LLC and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC or J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $     .

     Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Certain of the underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Certain of the underwriters or affiliates of certain of the underwriters are lenders under certain of our credit facilities.

     Certain of the underwriters will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between certain of the underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from these underwriters based on transactions these underwriters conduct through the system. These underwriters will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Baker Botts L.L.P., Houston, Texas, our outside counsel, and Stewart McKelvey Stirling Scales, Halifax, Nova Scotia, Marathon Global Funding's Canadian counsel, will issue opinions about the legality of the notes. Certain Canadian income tax consequences will be passed upon for Marathon by Macleod Dixon LLP. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements and the financial statement schedule incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K of Marathon Oil Corporation for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                        [MARATHON OIL CORPORATION LOGO]

                                  $400,000,000

                      MARATHON GLOBAL FUNDING CORPORATION

                                DEBT SECURITIES
                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                            MARATHON OIL CORPORATION
                              5555 SAN FELIPE ROAD
                           HOUSTON, TEXAS 77056-2723
                                 (713) 629-6600

                             ---------------------

     CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2.

     We will provide additional terms of the debt securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell the debt securities unless a prospectus supplement accompanies this prospectus.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is June 17, 2002.

                               TABLE OF CONTENTS

About This Prospectus.......................................   ii
About Marathon Oil Corporation..............................    1
About Marathon Global Funding Corporation...................    1
Risk Factors................................................    2
Forward-Looking Statements..................................    7
The Separation..............................................    8
Relationship Between Marathon and United States Steel After
  the Separation............................................   11
Use of Proceeds.............................................   14
Ratios of Earnings to Fixed Charges.........................   14
Description of Debt Securities..............................   15
Plan of Distribution........................................   24
Legal Matters...............................................   26
Experts.....................................................   26
Where You Can Find More Information.........................   26

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. Under the shelf process, Marathon Global Funding Corporation ("Marathon Global Funding") may offer debt securities fully and unconditionally guaranteed by Marathon as described in this prospectus in one or more offerings with a total initial offering price of up to $400,000,000.

     Under Rule 3-10 of Regulation S-X promulgated by the SEC, we are not required to include separate financial statements of Marathon Global Funding in this prospectus because:

     - Marathon Global Funding has and will continue to have no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the debt securities issued by Marathon Global Funding and other securities guaranteed by Marathon;

     - all of the voting shares of Marathon Global Funding are owned by Marathon, through a wholly owned subsidiary of Marathon, which files regular reports with the SEC; and

     - Marathon's guarantee of the debt securities issued by Marathon Global Funding will be full and unconditional and no other subsidiary of Marathon will guarantee the debt securities.

     This prospectus provides you with a general description of the debt securities Marathon Global Funding may offer and of Marathon's guarantees. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

                         ABOUT MARATHON OIL CORPORATION

     Marathon Oil Corporation, a Delaware corporation ("Marathon"), is a fully integrated oil and gas company. Marathon is engaged in:

     - worldwide exploration and production of crude oil and natural gas;

     - domestic refining, marketing and transportation of petroleum products primarily through its 62% owned subsidiary, Marathon Ashland Petroleum LLC ("MAP"); and

     - other energy related businesses.

     On December 31, 2001, in a transaction we refer to as the "Separation," we separated our businesses into two companies and changed our name from USX Corporation to Marathon Oil Corporation. As a result of the Separation, United States Steel Corporation ("United States Steel") now conducts the business of our former U.S. Steel Group as a separate, publicly owned corporation. Marathon and its subsidiaries are continuing the business of the Marathon Group. See "The Separation."

     In this prospectus, we refer to Marathon, its wholly owned and majority owned subsidiaries and its ownership interest in equity affiliates as "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 5555 San Felipe Road, Houston, Texas 77056-2723, and our telephone number at that location is (713) 629-6600.

                   ABOUT MARATHON GLOBAL FUNDING CORPORATION

     Marathon Global Funding Corporation is an unlimited liability company organized in May 2002 under the laws of the Province of Nova Scotia, Canada. Marathon Global Funding is an indirect wholly owned special purpose finance subsidiary of Marathon that will engage in financing activities to raise funds for the business operations of Marathon and its subsidiaries. Marathon Global Funding's principal executive office is c/o Marathon Oil Corporation, 5555 San Felipe Road, Houston, Texas 77056-2723, telephone (713) 629-6600.

                                  RISK FACTORS

     You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

RISKS RELATED TO THE SEPARATION

UNITED STATES STEEL HAS VARIOUS FINANCIAL AND OTHER OBLIGATIONS WHICH ITS FAILURE TO PERFORM COULD MATERIALLY ADVERSELY AFFECT US.

     In connection with the Separation, United States Steel agreed to hold us harmless from and against various liabilities, including (amounts as of March 31, 2002):

     - approximately $470 million of industrial revenue bonds related to environmental improvement projects for current and former United States Steel facilities, with maturities ranging from 2009 through 2033;

     - approximately $84 million of sale-leaseback financing under a lease for equipment at United States Steel's Fairfield Works, with a term extending to 2012, subject to extensions;

     - approximately $115 million of operating lease obligations, of which $96 million was in turn assumed by purchasers of major equipment used in plants and operations divested by United States Steel;

     - a guarantee of United States Steel's $23 million contingent obligation to repay certain distributions from its 50% owned joint venture PRO-TEC Coating Company;

     - a guarantee of all obligations of United States Steel as general partner of Clairton 1314B Partnership, L.P. to the limited partners. United States Steel currently has no unpaid outstanding obligations to those limited partners; and

     - any federal income tax liabilities that arise from the Separation through a fault of United States Steel.

See "-- Financial Matters Agreement" and "-- Tax Sharing Agreement" under "Relationship Between Marathon and United States Steel After the Separation." If United States Steel fails to perform these agreements, our claims against it would constitute general unsecured claims subordinate to the claims of secured creditors and that failure could materially adversely affect us.

     In addition, we could be contingently liable for other obligations associated with the business of United States Steel, as more fully described under "Relationship Between Marathon and United States Steel After the Separation -- Financial Matters Agreement."

     As a stand-alone company, United States Steel will need to fund any of its negative operating cash flow from external sources, and adequate sources may be unavailable or the cost of that funding may adversely impact United States Steel. United States Steel is more highly leveraged than we are, has a noninvestment grade credit rating and has granted security interests in some of its assets, including its accounts receivable and inventory. The steel business is highly competitive, and a large number of industry participants have sought protection under bankruptcy laws.

     The enforceability of our claims against United States Steel could become subject to the effect of any bankruptcy, fraudulent conveyance or transfer or other law affecting creditors' rights generally, or of general principles of equity, which might become applicable to those claims or other claims arising from the facts and circumstances in which the Separation was effected. Under fraudulent conveyance or transfer laws, for example, unsecured obligations of a debtor which a court finds the debtor to have incurred while insolvent or undercapitalized could be subordinated in right of payment to other unsecured claims against the debtor.

     Under applicable law and regulations, we also may be liable for any defaults by United States Steel in the performance of its obligations to pay federal income taxes, fund its ERISA pension plans and pay other obligations respecting periods prior to the effective date of the Separation.

THE TRANSFER BY OUR FORMER PARENT ENTITY TO US OF OWNERSHIP OF THE BUSINESSES REPRESENTING THE MARATHON GROUP COULD BE ATTACKED UNDER FRAUDULENT CONVEYANCE OR TRANSFER LAWS BY OR ON BEHALF OF CREDITORS OF UNITED STATES STEEL, AND ANY SUCH ATTACK, IF SUCCESSFUL, COULD MATERIALLY ADVERSELY AFFECT US AND THE VALUE OF OUR SECURITIES.

     In July 2001, USX Corporation ("Old USX") effected a reorganization of the ownership of its businesses in which:

     - it created Marathon as its publicly owned parent holding company and transferred ownership of the businesses representing the Marathon Group to Marathon; and

     - it merged into a newly formed subsidiary which survives as United States Steel.

Prior to this reorganization, the assets of Old USX available to satisfy its then existing and future creditors included its ownership interest in the businesses representing the Marathon Group.

     If a court in a bankruptcy case respecting United States Steel or a lawsuit brought by its creditors or their representative were to find that, under the applicable state fraudulent conveyance or transfer law or corresponding provisions of the federal bankruptcy code:

     - the transfer by Old USX to us of ownership of the businesses representing the Marathon Group or related transactions were undertaken by Old USX with the intent of hindering, delaying or defrauding its existing or future creditors; or

     - Old USX received less than reasonably equivalent value or fair consideration, or no value or consideration, in connection with those transactions, and either it or United States Steel

      - was insolvent or rendered insolvent by reason of those transactions,

      - was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

      - intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature,

then that court could determine those transactions entitled one or more classes of creditors of United States Steel to equitable relief from us. Such a determination could permit the unpaid creditors to obtain recovery from us or could result in other actions detrimental to the holders of our debt and equity securities. The measure of insolvency for purposes of these considerations would vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if either:

     - the sum of its debts and liabilities, including contingent liabilities, was greater than the value of its assets, at a fair valuation; or

     - the fair saleable value of its assets was less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

THE SEPARATION MAY BECOME TAXABLE UNDER SECTION 355(E) OF THE INTERNAL REVENUE CODE IF CAPITAL STOCK REPRESENTING A 50% OR GREATER INTEREST IN EITHER MARATHON OR UNITED STATES STEEL IS ACQUIRED AS PART OF A PLAN THAT INCLUDES THE SEPARATION.

     The Separation may become taxable to Marathon under section 355(e) of the Internal Revenue Code of 1986 if capital stock representing a 50% or greater interest in either Marathon or United States Steel is acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. For this purpose, a "50% or greater interest" means capital stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of capital stock. If section 355(e) applies, the amount of the tax could be material. If an acquisition occurs that results in the Separation being taxable under section 355(e), the tax sharing agreement described below under "Relationship Between Marathon and United States Steel After the Separation -- Tax Sharing Agreement" provides that the resulting corporate tax liability will be borne by the party involved in that acquisition transaction.

RISKS RELATED TO OUR BUSINESS

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL OR GAS PRICES WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     Prices for oil and gas fluctuate widely. Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our oil, gas and refined products. Historically, the markets for oil, gas and refined products have been volatile and may continue to be volatile in the future. Many of the factors influencing prices of oil, gas and refined products are beyond our control. These factors include:

     - worldwide and domestic supplies of oil and gas;

     - weather conditions;

     - the ability of the members of OPEC to agree to and maintain oil price and production controls;

     - political instability or armed conflict in oil-producing regions;

     - the price and level of foreign imports;

     - the level of consumer demand;

     - the price and availability of alternative fuels;

     - the availability of pipeline capacity; and

     - domestic and foreign governmental regulations and taxes.

     The long-term effects of these and other conditions on the prices of oil and gas are uncertain. For example, oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. In late 1999, oil and natural gas prices increased significantly and remained at higher levels through the first half of 2001. In the second half of 2001, oil and natural gas prices declined significantly from the price levels of 2000 and the first half of 2001.

     Lower oil and gas prices may reduce the amount of oil and gas that we produce, which may adversely affect our revenues and operating income. Significant reductions in oil and gas prices may require us to reduce our capital expenditures.

     The recent terrorists' attacks on the United States may directly and indirectly negatively affect our operating results. The national and global responses to those terrorist attacks, including recent military, diplomatic and financial responses and any possible reprisals as a consequence of unilateral U.S. actions and/or allied actions, may materially adversely affect us in ways we cannot predict at this time.

OUR OIL AND GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

     Estimates of reserves by necessity are projections based on engineering data, the projection of future rates of production and the timing of future expenditures. We base the estimates of our proved oil and gas reserves and projected future net revenues on reserve reports we prepare. The process of estimating oil and gas reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Different reserve engineers may make different estimates of reserve quantities and revenues attributable to those reserves based on the same data. Future performance that deviates significantly from the reserve reports could have a material adverse effect on our business and prospects.

     Fluctuations in the price of oil and natural gas have the effect of significantly altering reserve estimates, because the economic projections inherent in the estimates may reduce or increase the
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quantities of commercially recoverable reserves. We may not realize the prices our reserve estimates reflect or produce the estimated volumes during the periods those estimates reflect. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates.

     Any downward revision in our estimated quantities of reserves or writedown of the book value of our reserves could have adverse consequences on our financial results, such as decreasing earnings, which may result in noncash losses and impairment charges.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as oil and gas is produced. Future oil and gas production is, therefore, highly dependent on our level of success in acquiring or finding additional reserves. Because we are smaller than many of our competitors, we have fewer reserves and will be at an even greater disadvantage in relation to our competitors if we fail to acquire or find additional reserves.

INCREASES IN CRUDE OIL PRICES AND ENVIRONMENTAL REGULATIONS MAY ADVERSELY AFFECT OUR REFINED PRODUCT MARGINS.

     We conduct domestic refining, marketing and transportation operations primarily through MAP. MAP conducts its operations mainly in the Midwest, the Southeast, the Ohio River Valley and the upper Great Plains. The profitability of these operations depends largely on the margin between the cost of crude oil and other feedstocks MAP refines and the selling prices it obtains for refined products. MAP's overall profitability could be adversely affected by availability of supply and rising crude oil and other feedstock prices which it does not recover in the marketplace. Refined product margins have been historically volatile and vary with the level of economic activity in the various marketing areas, the regulatory climate, logistical capabilities and the available supply of refined products.

     In addition, environmental regulations, particularly the 1990 Amendments to the Clean Air Act, have imposed, and are expected to continue to impose, increasingly stringent and costly requirements on refining and marketing operations, which may have an adverse effect on margins.

THE OIL AND GAS EXPLORATION AND PRODUCTION INDUSTRY IS VERY COMPETITIVE, AND MANY OF OUR EXPLORATION AND PRODUCTION COMPETITORS HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO.

     Strong competition exists in all sectors of the oil and gas exploration and production industry and, in particular, in the exploration and development of new reserves. We compete with major integrated and independent oil and gas companies for the acquisition of oil and gas leases and other properties, for the equipment and labor required to develop and operate those properties and in the marketing of oil and natural gas to end-users. Many of our competitors have financial and other resources substantially greater than those available to us. As a consequence, we may be at a competitive disadvantage in bidding for drilling rights. In addition, many of our larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also compete in attracting and retaining personnel, including geologists, geophysicists and other specialists. We may not be able to attract or retain technical personnel in the future.

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

ENVIRONMENTAL COMPLIANCE AND REMEDIATION COULD RESULT IN INCREASED CAPITAL REQUIREMENTS AND OPERATING COSTS.

     Our businesses are subject to numerous laws and regulations relating to the protection of the environment. We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. In addition, any failure by us to comply with existing or future laws could result in civil or criminal fines and other enforcement action against us.

     Our operations and those of our predecessors could expose us to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances. For example:

     - we are investigating or remediating contamination at several formerly and currently owned sites; and

     - we have been identified as a potentially responsible party at several Superfund sites where we or our predecessors are alleged to have disposed of wastes in the past.

     Environmental laws are subject to frequent change and many of them have become more stringent. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them.

     Of particular significance to MAP are the new Tier II Fuels regulations issued by the U.S. Environmental Protection Agency. These rules require substantially reduced sulfur levels in the manufacture of gasoline and diesel fuel. We estimate that MAP's combined capital cost to achieve compliance with these rules could amount to approximately $700 million between 2002 and 2006. This is only a preliminary estimate because of the ongoing evolution of regulatory requirements. Some factors that could potentially affect MAP's gasoline and diesel fuel compliance costs include obtaining the necessary construction and environmental permits, operating considerations and unforeseen hazards, such as weather conditions. To the extent these expenditures are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected.

     In connection with government inspections at some of our refineries, we have received a number of notices of violations of environmental laws from the Environmental Protection Agency and state environmental agencies. In some cases, we have entered into consent decrees or orders that require us to pay fines or install pollution controls to settle our alleged liability. For example, MAP agreed to settle alleged violations of several environmental laws, including New Source Review regulations under the Federal Clean Air Act, with a global consent decree signed on May 11, 2001. The agreement requires MAP to install environmental control equipment which we expect to require approximately $300 million in capital expenditures over an eight-year period, pay a $3.8 million fine and perform supplemental environmental projects which we expect to cost approximately $8 million. These supplemental environmental projects are being undertaken as part of a settlement of this enforcement action for the alleged Clean Air Act violations.

OUR RELIANCE ON OUR FOREIGN PRODUCTION OF OIL AND GAS EXPOSES US TO RISKS FROM ABROAD, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our production of oil and gas outside of the United States accounted for 36%, 39% and 36%, respectively, of our total production volume in the years 2001, 2000 and 1999. Development of new production properties in countries outside the United States may require protracted negotiations with host governments, national oil companies and third parties and is frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations, increased regulation and approval requirements and governmental regulation, which could adversely affect the economics of projects.

OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTIONS AND CASUALTY LOSSES, AND WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Our exploration and production operations are subject to unplanned occurrences, including blowouts, explosions, fires, loss of well control, spills, adverse weather, labor disputes and maritime accidents. In addition, our refining, marketing and transportation operations are subject to business interruptions due to scheduled refinery turnarounds and unplanned events such as explosions, fires, pipeline interruptions, crude oil or refined product spills, inclement weather or labor disputes. They are also subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather conditions. We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards in amounts that we believe to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to us for exploration, drilling and production and could have a material adverse effect on our financial position or results of operations.

AS A HOLDING COMPANY WITH NO OPERATIONS OF ITS OWN, MARATHON WILL DEPEND ON DISTRIBUTIONS FROM ITS SUBSIDIARIES TO MAKE PAYMENTS ON ITS OBLIGATIONS, AND PROVISIONS OF APPLICABLE LAW OR CONTRACTUAL RESTRICTIONS COULD LIMIT THE AMOUNT OF THOSE DISTRIBUTIONS.

     Marathon derives substantially all its operating income from, and holds substantially all its assets through, its operating subsidiaries. As a result, Marathon will depend on distributions of cash flow and earnings of its subsidiaries in order to meet its payment obligations, including any payments under Marathon's guarantees of Marathon Global Funding's debt securities. Marathon's operating subsidiaries are separate and distinct legal entities and will have no obligation to provide Marathon with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to Marathon, and they could agree to contractual restrictions on their ability to make distributions.

     Marathon's right to receive any assets of any subsidiary, and therefore the right of Marathon's creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if Marathon is a creditor of any subsidiary, Marathon's rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Marathon.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the accompanying prospectus supplement, including the information we incorporate by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "forecast," "budget," "goal" or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

     The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

     - our financial exposure for obligations of United States Steel;

     - fluctuations in crude oil and natural gas prices and refining and marketing margins;
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

     - potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;

     - drilling rig availability;

     - unexpected geological or other conditions or events encountered in drilling operations;

     - unsuccessful exploratory drilling activities;

     - unexpected difficulties in refining, marketing or transporting petroleum products;

     - potential disruption or interruption of our production facilities and our refining, marketing and transportation operations due to accidents, acts of terrorism or political events;

     - our ability to achieve the benefits we expect to achieve from the Separation;

     - the highly competitive nature of our businesses;

     - international monetary conditions and exchange controls;

     - changes in, and our ability to comply with government regulations, including those relating to the environment;

     - liability for remedial actions under environmental regulations;

     - changes in tax laws applicable to us; and

     - general domestic and international economic and political conditions.

We have discussed some of these factors in more detail in the "Risk Factors" section of this prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

                                 THE SEPARATION

GENERAL

     Marathon was originally organized in 2001 as USX HoldCo, Inc. ("USX HoldCo") to become a holding company for the two principal businesses of our former parent company, Old USX:

     - the production, sale and transportation of steel mill products, coke, taconite pellets and coal, and other steel-related businesses comprising the U.S. Steel Group; and

     - the oil and gas exploration and production, domestic refining, marketing and transportation of petroleum products and other energy businesses conducted by Marathon Oil Company, an Ohio corporation, and other subsidiaries comprising the Marathon Group.

In a series of transactions (the "Holding Company Reorganization") Old USX completed on July 2, 2001:

     - USX HoldCo became the holding company for Marathon Oil Company and United States Steel LLC;

     - Old USX was merged with and into United States Steel LLC;

     - USX HoldCo assumed a substantial part of the outstanding indebtedness, obligations under various capital and operating leases and guarantee obligations and other contingent liabilities of Old USX; and

     - USX HoldCo changed its name to USX Corporation.

     On December 31, 2001, pursuant to an Agreement and Plan of Reorganization dated as of July 31, 2001 (the "Reorganization Agreement") Marathon completed the Separation transaction, in which:

     - United States Steel LLC converted into a Delaware corporation named United States Steel Corporation and became a separate, publicly traded company; and

     - USX HoldCo, then known as USX Corporation, changed its name to Marathon Oil Corporation.

Marathon and its subsidiaries are continuing the energy business that comprised the Marathon Group of Old USX.

ASSUMPTION OF INDEBTEDNESS AND OTHER OBLIGATIONS BY UNITED STATES STEEL

     Prior to the Separation, Old USX, and then Marathon, managed most of its financial activities on a centralized, consolidated basis and, in its financial statements, attributed amounts that related primarily to the following items to the Marathon Group and the U.S. Steel Group on the basis of their cash flows for the applicable periods and the initial capital structure for each group:

     - invested cash;

     - short-term and long-term debt, including convertible debt, and related net interest and other financing costs; and

     - preferred stock and related dividends.

     The following items, however, were specifically attributed to and reflected in their entirety in the financial statements of the group to which they related:

     - leases;

     - collateralized financings;

     - indexed debt instruments;

     - financial activities of consolidated entities that were not wholly owned subsidiaries; and

     - transactions that related to securities convertible solely into common stock that tracked the performance of the Marathon Group or the U.S. Steel Group.

     These attributions were for accounting purposes only and did not reflect the legal ownership of cash or the legal obligations to pay and discharge debt or other obligations.

     In connection with the Separation:

     - United States Steel and its subsidiaries incurred indebtedness to third parties and assumed various obligations from Marathon in an aggregate amount approximately equal to all the net amounts attributed to the U.S. Steel Group immediately prior to the Separation, both absolute and contingent, less the amount of a $900 million value transfer (the "Value Transfer"); and

     - Marathon and its subsidiaries remained responsible for all the liabilities attributed to the Marathon Group, both absolute and contingent, plus $900 million.

     These arrangements required a post-Separation cash settlement between Marathon and United States Steel. At December 31, 2001, the net debt and other financings of United States Steel were $54 million less than the net debt and other financings attributable to the U.S. Steel Group, adjusted for the Value Transfer and certain one-time items related to the Separation. On February 6, 2002, United States Steel made a payment to Marathon of $54 million, plus interest, to settle this difference.

     As a result of its assumption of various items of indebtedness and other obligations from its former parent entity in the Holding Company Reorganization, Marathon remained obligated after the Separation

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

for the following items of indebtedness and other obligations that were attributed to the U.S. Steel Group in accordance with the provisions of the Reorganization Agreement (amounts as of March 31, 2002):

     - approximately $470 million of industrial revenue bonds related to environmental improvement projects for current and former United States Steel facilities, with maturities ranging from 2009 through 2033;

     - approximately $84 million of sale-leaseback financing under a lease for equipment at United States Steel's Fairfield Works facility, with a term extending to 2012, subject to extensions;

     - approximately $115 million of operating lease obligations, of which $96 million was in turn assumed by purchasers of major equipment used in plants and operations divested by United States Steel;

     - a guarantee of United States Steel's $23 million contingent obligation to repay certain distributions from its 50% owned joint venture PRO-TEC Coating Company;

     - a guarantee of all obligations of United States Steel as general partner of Clairton 1314B Partnership, L.P. to the limited partners. United States Steel currently has no unpaid outstanding obligations to those limited partners; and

     - other guarantees referred to under "Relationship Between Marathon and United States Steel After the Separation -- Financial Matters Agreement."

     As contemplated by the Reorganization Agreement, Marathon and United States Steel entered into a financial matters agreement to reflect United States Steel's agreement to assume and discharge all Marathon's principal repayment, interest payment and other payment obligations under the industrial revenue bonds, the capital lease arrangement and the guarantees associated with the other lease and similar obligations referred to above. In addition, the financial matters agreement requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under the other guarantees referred to above. The financial matters agreement also provides that on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds. United States Steel may accomplish that discharge by refinancing or, to the extent not refinanced, paying Marathon an amount equal to the remaining principal amount of, all accrued and unpaid debt service outstanding on, and any premium required to immediately retire, the then outstanding industrial revenue bonds. As of May 31, 2002, Marathon has agreed to cause the redemption of $57.4 million of these bonds on November 1, 2011. Additionally, $1.8 million of the industrial revenue bonds are scheduled to mature during the period extending through 2012. For additional information relating to the financial matters agreement, see "Relationship Between Marathon and United States Steel After the
Separation -- Financial Matters Agreement."

EFFECTS ON HISTORICAL RELATIONSHIP

     Historically, the U.S. Steel Group has funded its negative operating cash flow with cash supplied by us, a portion of which was reflected as a payment from us under our tax allocation policy and the remainder of which was represented by increased amounts of debt attributed by us. As a stand-alone company, United States Steel will need to fund any of its negative operating cash flow from external sources, and adequate sources may be unavailable or the cost of such funding may adversely impact United States Steel.

     As we discuss below, the financial matters agreement does not contain any financial covenants, and United States Steel is free to incur additional debt and grant mortgages on or security interests in its property and sell or transfer assets without our consent. United States Steel is more highly leveraged than we are, has a noninvestment grade credit rating and has granted security interests in some of its assets, including its accounts receivable and inventory. Additionally, United States Steel's operations are capital intensive. United States Steel's business also requires substantial expenditures for routine maintenance.

The steel business is highly competitive and a large number of industry participants have sought protection under bankruptcy laws in recent periods.

                         RELATIONSHIP BETWEEN MARATHON
                  AND UNITED STATES STEEL AFTER THE SEPARATION

     As a result of the Separation, Marathon and United States Steel are separate companies, and neither has any ownership interest in the other. Thomas
J. Usher is chairman of the board of both companies, and four of the remaining nine members of Marathon's board of directors are also directors of United States Steel.

     In connection with the Separation and pursuant to the Reorganization Agreement, Marathon and United States Steel have entered into a series of agreements governing their relationship subsequent to the Separation and providing for the allocation of tax and certain other liabilities and obligations arising from periods prior to the Separation. Set forth below is a summary of some of the provisions of each of those agreements.

TAX SHARING AGREEMENT

     Marathon and United States Steel have a tax sharing agreement that applies to each of their consolidated tax reporting groups. Provisions of this agreement include the following:

     - for any taxable period, or any portion of any taxable period, ended on or before December 31, 2001, unpaid tax sharing payments will be made between Marathon and United States Steel generally in accordance with our general tax sharing principles in effect prior to the Separation;

     - no tax sharing payments will be made with respect to taxable periods, or portions thereof, beginning after December 31, 2001; and

     - provisions relating to the tax and related liabilities, if any, that result from the Separation ceasing to qualify as a tax-free transaction and limitations on post-Separation activities that might jeopardize the tax-free status of the Separation.

     Under the general tax sharing principles in effect prior to the Separation:

     - the taxes payable by each of the Marathon Group and the U.S. Steel Group were determined as if each of them had filed its own consolidated, combined or unitary tax return; and

     - the U.S. Steel Group would receive the benefit, in the form of tax sharing payments by the parent corporation, of the tax attributes, consisting principally of net operating losses and various credits, that its business generated and the parent used on a consolidated basis to reduce its taxes otherwise payable.

     In accordance with the tax sharing agreement, at the time of the Separation, we made a preliminary settlement with United States Steel of $440 million as the net tax sharing payments we owed to it for the year ended December 31, 2001 under the pre-Separation tax sharing principles.

     The tax sharing agreement also addresses the handling of tax audits and contests and other matters respecting taxable periods, or portions of taxable periods, ended prior to December 31, 2001.

     In the tax sharing agreement, each of Marathon and United States Steel promised the other party that it:

     - would not, prior to January 1, 2004, take various actions or enter into various transactions that might, under section 355 of the Internal Revenue Code of 1986, jeopardize the tax-free status of the Separation; and

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

     - would be responsible for, and indemnify and hold the other party harmless from and against, any tax and related liability, such as interest and penalties, that results from the Separation ceasing to qualify as tax-free because of its taking of any such action or entering into any such transaction.

     The proscribed actions and transactions include:

     - the liquidation of Marathon or United States Steel; and

     - the sale by Marathon or United States Steel of its assets, except in the ordinary course of business.

     In case a taxing authority seeks to collect a tax liability from one party which the tax sharing agreement has allocated to the other party, the other party has agreed in the sharing agreement to indemnify the first party against that liability.

     Even if the Separation otherwise qualifies for tax-free treatment under section 355 of the Internal Revenue Code, the Separation may become taxable to Marathon under section 355(e) of the Internal Revenue Code if capital stock representing a 50% or greater interest in either Marathon or United States Steel is acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. For this purpose, a "50% or greater interest" means capital stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of capital stock. To minimize this risk, both Marathon and United States Steel agreed in the tax sharing agreement that they would not enter into any transactions or make any change in their equity structures that could cause the Separation to be treated as part of a plan or series of related transactions to which those provisions of section 355(e) of the Internal Revenue Code may apply. If an acquisition occurs that results in the Separation being taxable under section 355(e) of the Internal Revenue Code, the agreement provides that the resulting corporate tax liability will be borne by the party involved in that acquisition transaction.

     Although the tax sharing agreement allocates tax liabilities relating to taxable periods ending on or prior to the Separation, each of Marathon and United States Steel, as members of the same consolidated tax reporting group during any portion of a taxable period ended on or prior to the date of the Separation, is jointly and severally liable under the Internal Revenue Code for the federal income tax liability of the entire consolidated tax reporting group for that year. To address the possibility that the taxing authorities may seek to collect all or part of a tax liability from one party where the tax sharing agreement allocates that liability to the other party, the agreement includes indemnification provisions that would entitle the party from whom the taxing authorities are seeking collection to obtain indemnification from the other party, to the extent the agreement allocates that liability to that other party. We can provide no assurance, however, that United States Steel will be able to meet its indemnification obligations, if any, to Marathon that may arise under the tax sharing agreement.

TRANSITION SERVICES AGREEMENT

     Marathon and United States Steel have a transition services agreement that will govern the provision of the following services until December 31, 2002:

     - common corporate support services; and

     - inter-unit computer services.

     Common corporate support services include services personnel at our former Pittsburgh corporate headquarters historically provided prior to the Separation. These include accounting, finance and financial management, government affairs, investor relations, public affairs and tax services. Most of these personnel now work for Marathon or United States Steel. Each company has agreed to provide these services to the other, to the extent it is able to do so and the other company cannot satisfy its own needs.

     Inter-unit computer services consist of computer and information technology services either company historically provided to our former Pittsburgh corporate headquarters or to the other company.

     A company providing common corporate support or inter-unit computer services under the transition services agreement will be entitled to recover the costs it incurs in providing those services.

     The transition services agreement also includes each company's grant to the other company and its subsidiaries of a nonexclusive, fully paid, worldwide license for their internal use only of the granting company's computer programs, software, source code and know-how that were utilized prior to the Separation or are utilized under the transition services agreement to provide common corporate support or inter-unit computer services to the other company and its subsidiaries.

FINANCIAL MATTERS AGREEMENT

     Marathon and United States Steel have a financial matters agreement that provides for United States Steel's assumption of the obligations under Marathon's outstanding industrial revenue bonds, the capital lease arrangement and the guarantees associated with the other lease and similar obligations referred to above under "The Separation -- Assumption of Indebtedness and Other Obligations by United States Steel." Under the financial matters agreement, United States Steel has assumed and agreed to discharge all Marathon's principal repayment, interest payment and other obligations under those industrial revenue bonds and lease and guarantee arrangements described above, including any amounts due on any default or acceleration of any of those obligations, other than any default caused by Marathon. The financial matters agreement also requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under a guarantee we have provided with respect to United States Steel's obligations under a partnership agreement among General Electric Credit Corporation of Delaware, Southern Energy Clairton, L.L.C. and United States Steel.

     The financial matters agreement also provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds.

     The financial matters agreement requires Marathon to use commercially reasonable efforts to take all necessary action or refrain from acting so as to assure compliance with all covenants and other obligations under the documents relating to the assumed obligations to avoid the occurrence of a default or the acceleration of the payment obligations under the assumed obligations. The agreement also obligates Marathon to use commercially reasonable efforts to obtain and maintain letters of credit and other liquidity arrangements required under the assumed obligations.

     United States Steel's obligations to Marathon under the financial matters agreement are general unsecured obligations which rank equal to United States Steel's accounts payable and other general unsecured obligations. The financial matters agreement does not contain any financial covenants, and United States Steel is free to incur additional debt, grant mortgages on or security interests in its property and sell or transfer assets without our consent.

LICENSE AGREEMENT

     Marathon and United States Steel have entered into a license agreement under which Marathon granted to United States Steel a nonexclusive, fully paid, worldwide license to use the "USX" name and various trade secrets, know-how and intellectual property rights previously used in connection with the business of both companies. The license agreement provides that United States Steel may use these rights solely in the conduct of its internal business. It also provides United States Steel with the right to sublicense these rights to any of its subsidiaries. The license agreement provides for a perpetual term, so long as United States Steel performs its obligations under the agreement.

INSURANCE ASSISTANCE AGREEMENT

     Marathon and United States Steel have an insurance assistance agreement, which provides for:

     - the division of responsibility for joint insurance arrangements; and

     - the entitlement to insurance claims and the allocation of deductibles with respect to claims associated with pre-Separation periods.

     Under the insurance assistance agreement:

     - Marathon is entitled to all rights in and to all claims and is solely liable for the payment of uninsured retentions and deductibles arising out of or relating to pre-Separation events or conditions exclusively associated with the business of the Marathon Group;

     - United States Steel is entitled to all rights in and to all claims and is solely liable for the payment of uninsured retentions and deductibles arising out of or relating to pre-Separation events or conditions exclusively associated with the business of the U.S. Steel Group;

     - Marathon is entitled to 65% and United States Steel is entitled to 35% of all rights in and to all claims, and Marathon and United States Steel are liable on the same percentage basis for the payment of uninsured retentions and deductibles, arising out of or relating to pre-Separation events or conditions and not related exclusively to either the Marathon Group or the U.S. Steel Group; and

     - the cost of extended reporting insurance for pre-Separation periods will be split between Marathon and United States Steel on a 65%-35% basis, respectively, if both companies elect to purchase the same extended reporting insurance.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, Marathon Global Funding will use the net proceeds from the sale of the debt securities to provide funding, through intercompany loans, to us, and we will use that funding for general corporate purposes. These purposes may include funding working capital requirements, acquisitions and other capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities. Pending any specific application, we may initially invest those funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Marathon's ratio of earnings to fixed charges for each of the periods indicated, in each case determined on a total enterprise basis is as follows:

                                            YEARS ENDED DECEMBER 31,        THREE MONTHS
                                        --------------------------------       ENDED
                                        1997   1998   1999   2000   2001   MARCH 31, 2002
                                        ----   ----   ----   ----   ----   --------------
Ratio of earnings to fixed charges....  2.55   2.60   4.24   4.06   7.47        2.47
                                        ====   ====   ====   ====   ====        ====

The term "earnings" is the amount resulting from adding the following items:

     - pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

     - fixed charges;

     - amortization of capitalized interest;

     - distributed income of equity investees; and

     - share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

and subtracting from the total the following:

     - interest capitalized; and

     - preference security dividend requirements of consolidated subsidiaries.

For this purpose, "fixed charges" consists of:

     - interest on all indebtedness and amortization of debt discount and expense;

     - interest capitalized, including discontinued operations;

     - an estimate of the portion of annual rental expense on operating leases that represents the interest factor attributable to rentals;

     - pre-tax earnings required to cover preferred stock dividend requirements; and

     - fixed charges, including discontinued operations, from debt of any entity less than 50% owned, which is guaranteed by us if it is probable that we will have to satisfy the guarantee.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities this prospectus covers will be Marathon Global Funding's general unsecured obligations, and Marathon will fully and unconditionally guarantee the debt securities on a senior unsecured basis. Marathon Global Funding will issue debt securities under an indenture to be entered into among Marathon Global Funding, as issuer, Marathon, as guarantor, and JPMorgan Chase Bank, as trustee.

     We have summarized the provisions of the indenture, the debt securities and the guarantees below. You should read the indenture for more details regarding the provisions described below and for other provisions that may be important to you. We have filed the form of indenture with the SEC as an exhibit to the registration statement, and we will include the final indenture and any other instrument establishing the terms of any offered debt securities as exhibits to a filing we will make with the SEC in connection with that offering. See "Where You Can Find More Information."

     In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to "Marathon," "we" or "us" mean Marathon Oil Corporation only and all references to Marathon Global Funding mean Marathon Global Funding Corporation only.

GENERAL

     The debt securities will constitute senior debt of Marathon Global Funding and will rank equally with all its unsecured and unsubordinated debt. The indenture does not limit the amount of debt Marathon Global Funding may issue under the indenture or the amount of other unsecured debt or securities Marathon or Marathon Global Funding may incur or issue. Marathon Global Funding may issue debt securities under the indenture from time to time in one or more series, each in an amount Marathon and Marathon Global Funding authorize prior to issuance.

     Marathon Global Funding is a special purpose financing subsidiary formed solely as a financing vehicle for Marathon and its subsidiaries. The ability of Marathon Global Funding to pay its debt service obligations, including any payments required to be made under its debt securities, is dependent upon its receipt of payments from Marathon and its subsidiaries. If Marathon and its subsidiaries were not to make such payments for any reason, the holders of the debt securities would have to rely on the enforcement of Marathon's guarantees described below.

MARATHON'S GUARANTEES

     Marathon will fully and unconditionally guarantee on a senior unsecured basis the due and punctual payment of the principal of and any premium and interest on the debt securities issued by Marathon Global Funding. The guarantees provide that in the event of a default in payment of principal of or any premium or interest on a debt security issued by Marathon Global Funding, the holder of the debt security may institute legal proceedings directly against Marathon to enforce the guarantees without first proceeding against Marathon Global Funding. The indenture provides that Marathon may under certain circumstances assume all rights and obligations of Marathon Global Funding under the indenture with respect to a series of debt securities. The guarantees will rank equally with all of Marathon's other unsecured and unsubordinated debt.

     Marathon derives substantially all its operating income from, and holds substantially all its assets through, its operating subsidiaries. As a result, Marathon will depend on distributions of cash flow and earnings of its subsidiaries in order to meet its payment obligations, including any payments under the guarantees. Marathon's operating subsidiaries are separate and distinct legal entities and will have no obligation to provide Marathon with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to Marathon and they could agree to contractual restrictions on their ability to make distributions.

     Marathon's right to receive any assets of any subsidiary, and therefore the right of Marathon's creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if Marathon is a creditor of any subsidiary, Marathon's rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Marathon.

TERMS

     Marathon Global Funding may issue the debt securities of any series in definitive form or as a book-entry security in the form of a global security registered in the name of a depositary Marathon Global Funding designates.

     Marathon Global Funding may issue the debt securities in one or more series with various maturities. They may be sold at par, at a premium or with an original issue discount.

     The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the person or entity to whom any interest will be payable, if that person or entity is not the registered owner of the debt securities;

     - the date or dates on which the principal of and any premium on the debt securities will be payable;

     - the rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if any, and the date or dates from which any interest will accrue;

     - the dates on which the interest, if any, on the debt securities will be payable, and the regular record dates for the interest payment dates or the method for determining those dates;

     - the place or places where payments on the debt securities will be payable;

     - the terms and conditions on which the debt securities may, under any optional or mandatory redemption provisions, be redeemed;

     - any mandatory or optional sinking fund or similar provisions or provisions for mandatory redemption or purchase at the option of the holder;

     - the denominations in which the debt securities will be issuable, if other than denominations of $1,000 or any multiple of that amount;

     - any index, formula or other method used to determine the amount of payment of principal of or any premium or interest on the debt securities;

     - if other than the currency of the United States of America, the currency of payment of principal of or any premium or interest on the debt securities;

     - if, at Marathon Global Funding's election or the election of the holder, the principal of or any premium or interest on any debt securities is to be payable in one or more currencies or currency units other than those in which the debt securities are stated to be payable, the terms and conditions on which that election is to be made and the amount so payable;

     - if other than the full principal amount of the debt securities, the portion of the principal amount of the debt securities that will be payable on the declaration of acceleration of the maturity of the debt securities;

     - if the principal amount payable at maturity will not be determinable as of one or more dates prior to maturity, the amount that will be deemed to be the principal amount as of any such date;

     - any terms on which the debt securities may be convertible into or exchanged for securities or indebtedness of any kind of Marathon, Marathon Global Funding or of any other issuer or obligor and the terms and conditions on which a conversion or exchange will be effected, including the initial conversion or exchange price or rate, the conversion period and any other additional provisions;

     - the applicability of the defeasance provisions described below under "-- Satisfaction and Discharge; Defeasance," and any conditions under which those provisions will apply;

     - if the debt securities will be issuable only in the form of a global security as described below under "-- Book-entry Debt Securities," the depositary for the debt securities;

     - any changes in or additions to the events of default or covenants this prospectus describes;

     - the payment of any additional amounts with respect to the debt securities; and

     - any other terms of the debt securities.

     If Marathon Global Funding sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

RESTRICTIVE COVENANTS

     Marathon has agreed to two principal restrictions on its activities for the benefit of holders of the debt securities issued by Marathon Global Funding. The restrictive covenants summarized below will apply to a series of debt securities (unless waived or amended) as long as any of those debt securities are outstanding, unless the prospectus supplement for the series states otherwise.

     CREATION OF CERTAIN LIENS

     If Marathon or any subsidiary of Marathon mortgages or encumbers as security for money borrowed any property capable of producing oil or gas which
(1) is located in the United States and (2) is determined to be a principal property by Marathon's board of directors in its discretion, Marathon will, or will cause such subsidiary to, secure the outstanding guarantees of debt securities issued by Marathon

Global Funding equally and ratably with all obligations secured by the mortgage then being given. This covenant will not apply in the case of any mortgage:

     - existing on the date of the indenture;

     - incurred in connection with the acquisition or construction of any property;

     - previously existing on acquired property or existing on the property of any entity when it becomes a subsidiary of ours;

     - in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure payments to us under the provisions of any contract or statute;

     - in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure borrowings for the purchase or construction of the property mortgaged;

     - in connection with a sale or other transfer of (1) oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchase will realize a specified amount of money or a specified amount of minerals or (2) any interest of the character commonly referred to as an "oil payment" or a "production payment";

     - to secure the cost of the repair, construction, improvement, alteration, exploration, development or drilling of all or part of a principal property;

     - in various facilities and personal property located at or on a principal property;

     - arising in connection with the sale of accounts receivable resulting from the sale of oil or gas at the wellhead; or

     - that is a renewal of or substitution for any mortgage permitted under any of the provisions described in the preceding clauses.

In addition, Marathon may, and may permit its subsidiaries to, grant mortgages or incur liens on property covered by the restriction described above as long as the net book value of the property so encumbered, together with all property subject to the restriction on sale and leaseback transactions described below, does not, at the time such mortgage or lien is granted, exceed 10% of our "Consolidated Net Tangible Assets," which the indenture defines to mean the aggregate value of all assets of Marathon and its subsidiaries after deducting:

     - all current liabilities, excluding all long-term debt due within one year;

     - all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis; and

     - all goodwill, patents and trademarks, unamortized debt discount and other similar intangibles;

all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with our most recent audited consolidated financial statements.

     LIMITATIONS ON CERTAIN SALE AND LEASEBACK TRANSACTIONS

     Marathon and its subsidiaries are generally prohibited from selling and leasing back the principal properties described above under "-- Creation of Certain Liens." However, this covenant will not apply if:

     - the lease is an intercompany lease between Marathon and one of its subsidiaries or between any of its subsidiaries;

     - the lease is for a temporary period by the end of which it is intended that the use of the leased property will be discontinued;

     - Marathon or a subsidiary of Marathon could mortgage the property without equally and ratably securing the debt securities under the covenant described above under the caption "-- Creation of Certain Liens";

     - the transfer is incident to or necessary to effect any operating, farm-out, farm-in, unitization, acreage exchange, acreage contribution, bottom-hole or dry-hole arrangement or pooling agreement or other agreement of the same general nature relating to the acquisition, exploration, maintenance, development or operation of oil and gas properties in the ordinary course of business or as required by any regulatory agency having jurisdiction over the property; or

     - Marathon promptly informs the trustee of the sale, the net proceeds of the sale are at least equal to the fair value of the property and within 180 days of the sale the net proceeds are applied to the retirement or in-substance defeasance of our funded debt (subject to reduction, under circumstances the indenture specifies).

     As of the date of this prospectus, neither Marathon nor any subsidiary of Marathon has any property that Marathon's board of directors has determined to be a principal property.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     MARATHON

     The indenture provides that Marathon may not merge or consolidate with any other entity or sell or convey all or substantially all its assets except as follows:

     - Marathon is the continuing corporation or the successor entity (if other than Marathon) is a corporation or other entity organized under the laws of the United States or any state thereof that expressly assumes the obligations of Marathon under the indenture and the guarantees; and

     - immediately after the merger, consolidation, sale or conveyance, no event of default under the indenture shall have occurred and be continuing.

     On the assumption by the successor of the obligations under the indenture, the successor will be substituted for Marathon, and Marathon will be relieved of any further obligation under the indenture and the guarantees.

     MARATHON GLOBAL FUNDING

     Marathon Global Funding may assign all its rights and obligations under the indenture and its debt securities to:

     - another entity with which Marathon Global Funding is consolidated or merged or which acquires by conveyance or transfer any of Marathon Global Funding's properties or assets;

     - Marathon; or

     - another subsidiary of Marathon.

     In connection with any assignment other than to Marathon, Marathon will continue to guarantee the debt securities as described above. If Marathon Global Funding assigns all of its rights and obligations under the indenture and its debt securities to Marathon, Marathon's guarantees will no longer apply to the debt securities, but Marathon's other covenants and other obligations will continue to apply for the benefit of the holders of any debt securities issued under the indenture.

EVENTS OF DEFAULT

     The indenture defines an event of default with respect to the debt securities of any series issued by Marathon Global Funding as being:

          (1) Marathon Global Funding's failure to pay interest on any debt security of that series when due, continuing for 30 days;

          (2) Marathon Global Funding's failure to pay the principal of or premium on any debt security of that series when due and payable;

          (3) Marathon Global Funding's failure to deposit any sinking fund payment when due by the terms of the debt securities of that series;

          (4) Marathon Global Funding's or Marathon's failure to perform under any other covenant or warranty applicable to the debt securities of that series and not specifically dealt with in the definition of "event of default" for a period of 90 days after written notice to Marathon Global Funding and Marathon of that failure;

          (5) specified events of bankruptcy, insolvency or reorganization of Marathon or Marathon Global Funding;

          (6) Marathon repudiates its obligations under its guarantees of the debt securities of Marathon Global Funding or the guarantees become unenforceable or invalid or are no longer in full force and effect; or

          (7) any other event of default provided with respect to the debt securities of that series.

     The trustee is required to give holders of the debt securities of any series written notice of a default with respect to that series as provided by the Trust Indenture Act. In the case of any default of the character described above in clause (4) of the immediately preceding paragraph, no such notice to holders must be given until at least 60 days after the occurrence of that default.

     Each of Marathon and Marathon Global Funding is required annually to deliver to the trustee an officer's certificate stating whether or not the signers have any knowledge of any default by Marathon or Marathon Global Funding in its performance and observance of any terms, provisions and conditions of the indenture.

     In case an event of default (other than an event of default involving an event of bankruptcy, insolvency or reorganization of Marathon or Marathon Global Funding) shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in principal amount of the debt securities of that series then outstanding may declare the principal amount of those debt securities (or, in the case of any debt securities Marathon Global Funding issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) to be due and payable. If an event of default relating to any event of bankruptcy, insolvency or reorganization of Marathon or Marathon Global Funding occurs, the principal of all the debt securities then outstanding (or, in the case of any debt securities Marathon Global Funding issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of any series affected by the default may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default may give rise to cross defaults on our other indebtedness.

     Any past default with respect to a series of debt securities may be waived on behalf of all holders of those debt securities by at least a majority in principal amount of the holders of the outstanding debt securities of that series, except a default:

     - in the payment of principal of or any premium or interest on any debt security of that series; or

     - respecting a covenant or provision that cannot be modified without the consent of the holder of each outstanding debt security of that series.

Any default that is so waived will cease to exist and any event of default arising from that default will be deemed to be cured for every purpose under the indenture, but no such waiver will extend to any subsequent or other default or impair any right arising from a subsequent or other default.

     A holder of a debt security of any series will be able to pursue any remedy under the indenture only if:

     - the holder has given prior written notice to the trustee of a continuing event of default with respect to the debt securities of that series;

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series have made a written request to the trustee to institute proceedings with respect to the event of default;

     - the holders making the request have offered the trustee reasonable indemnity against costs, expenses and liabilities to be incurred in compliance with the request;

     - the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

     - during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

Holders of debt securities, however, are entitled at any time to bring a lawsuit for the payment of principal and interest due on their debt securities on or after its due date.

     It is intended that rights provided for holders under the indenture are for the equal and ratable benefit of all such holders.

MODIFICATION

     Marathon, Marathon Global Funding and the trustee may modify the indenture without the consent of the holders of the debt securities for one or more of the following purposes:

     - to evidence the succession of another person to Marathon or Marathon Global Funding;

     - to add to covenants for the benefit of the holders of debt securities or to surrender any right or power conferred on Marathon or Marathon Global Funding by the indenture;

     - to add additional events of default for the benefit of holders of all or any series of debt securities;

     - to add or change provisions of the indenture to allow the issuance of debt securities in other forms;

     - to add to, change or eliminate any of the provisions of the indenture respecting one or more series of debt securities under conditions the indenture specifies;

     - to secure the debt securities under the requirements of the indenture or otherwise;

     - to establish the form or terms of debt securities of any series as permitted by the indenture;

     - to evidence the appointment of a successor trustee; or

     - to cure any ambiguity or to correct or supplement any provision of the indenture that may be defective or inconsistent with any other provision in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture as shall not adversely affect the interests of the holders of debt securities of any series in any material respect.

Marathon, Marathon Global Funding and the trustee may otherwise modify the indenture or any supplemental indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of debt securities affected. However, without the consent of the holder of each outstanding debt security affected, no modification may:

     - change the fixed maturity or reduce the principal amount, reduce the rate or extend the time of payment of any premium or interest thereon, or change the currency in which the debt securities are payable, or adversely affect any right of the holder of any debt security to require Marathon or Marathon Global Funding to repurchase that debt security;

     - modify or affect Marathon's obligations under the guarantees in any manner adverse to the holders of any debt security; or

     - reduce the percentage of debt securities required for consent to any such modification or supplemental indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

     The indenture will be satisfied and discharged if:

     - Marathon or Marathon Global Funding delivers to the trustee all debt securities then outstanding for cancellation; or

     - all debt securities have become due and payable or are to become due and payable within one year or are to be called for redemption within one year and Marathon or Marathon Global Funding deposits an amount of cash sufficient to pay the principal of and premium, if any, and interest on those debt securities to the date of maturity or redemption.

     In addition to the right of discharge described above, we may deposit with the trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

     - Marathon Global Funding and Marathon will be discharged from all obligations with respect to the debt securities of that series and the associated guarantees ("legal defeasance"); or

     - Marathon and Marathon Global Funding will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to Marathon and Marathon Global Funding, but some of the other obligations under the indenture and the debt securities of that series, including the obligations of Marathon Global Funding to make payments on those debt securities and Marathon's guarantees of those payment obligations, will survive ("covenant defeasance").

     If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the indenture, except for obligations to:

     - register the transfer or exchange of debt securities;

     - replace mutilated, destroyed, lost or stolen debt securities; and

     - maintain paying agencies and hold moneys for payment in trust.

     As a condition to either legal defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of the action.

GOVERNING LAW

     New York law will govern the indentures and the debt securities.

THE TRUSTEE

     JPMorgan Chase Bank will be the trustee under the indenture. JPMorgan Chase Bank is the trustee under Marathon's senior indenture dated as of February 26, 2002 and Marathon's subordinated indenture dated as of February 26, 2002. As of May 31, 2002, $1.45 billion aggregate principal amount of Marathon's senior unsecured notes was outstanding under Marathon's senior indenture.

     If an event of default occurs and is continuing, the trustee must use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indentures at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

     The indenture limits the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with Marathon or Marathon Global Funding. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present registered debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     Unless we inform you otherwise in the prospectus supplement, Marathon Global Funding will appoint the trustee under the indenture as security registrar for the debt securities issued in registered form under the indenture. If the prospectus supplement refers to any transfer agent initially designated by Marathon Global Funding, Marathon Global Funding may at any time rescind that designation or approve a change in the location through which any transfer agent acts. Marathon Global Funding will be required to maintain an office or agency for transfers and exchanges in each place of payment. It may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent. No service charge will be made for any registration of transfer or exchange of those securities. Marathon Global Funding or the trustee may, however, require the payment of any tax or other governmental charge payable for that registration.

     In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer of or exchange of any debt security:

     - during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

     - if Marathon Global Funding has called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

PAYMENT AND PAYING AGENTS

     Unless we inform you otherwise in the prospectus supplement, Marathon Global Funding will make payments on the debt securities in U.S. dollars at the office of the trustee or any paying agent it designates. At its option, Marathon Global Funding may make payments by check mailed to the holder's registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, interest payments will be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

     Unless we inform you otherwise in the prospectus supplement, Marathon Global Funding will designate the trustee under the indenture as the paying agent for payments on debt securities issued under the indenture. Marathon Global Funding may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to Marathon or Marathon Global Funding on our written request any funds they hold for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to Marathon or Marathon Global Funding, holders entitled to those funds must look only to us for payment.

BOOK-ENTRY DEBT SECURITIES

     Marathon Global Funding may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Marathon Global Funding may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

                              PLAN OF DISTRIBUTION

     Marathon Global Funding may sell the debt securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or
(3) through agents. The prospectus supplement will set forth the following information:

     - the terms of the offering;

     - the names of any underwriters or agents;

     - the name or names of any managing underwriter or underwriters;

     - the purchase price of the securities from Marathon Global Funding;

     - the net proceeds Marathon Global Funding will receive from the sale of the securities;

     - the place and time of delivery of the securities;

     - any delayed delivery arrangements;

     - any underwriting discounts, commissions and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any commissions paid to agents.

SALE THROUGH UNDERWRITERS OR DEALERS

     If Marathon Global Funding uses underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If Marathon Global Funding uses underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase Marathon Global Funding's or our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

     In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase Marathon Global Funding's securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option that may be granted to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing Marathon Global Funding's securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Marathon Global Funding's securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

     The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase Marathon Global Funding's securities in the open market to reduce the selling group members' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither Marathon, Marathon Global Funding nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered securities. In addition, neither Marathon, Marathon Global Funding nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     If Marathon Global Funding uses dealers in the sale of securities, it will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     Marathon Global Funding may sell the securities directly. In that event, no underwriters or agents would be involved. Marathon Global Funding may also sell the securities through agents it designates from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by Marathon Global Funding to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     Marathon Global Funding may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, Marathon Global Funding may authorize agents, underwriters or dealers to solicit offers from various types of institutions to purchase securities from Marathon Global Funding at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions the prospectus supplement describes. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     Marathon and Marathon Global Funding may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with or perform services for Marathon and Marathon Global Funding in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Baker Botts L.L.P., Houston, Texas, our outside counsel, and Stewart McKelvey Stirling Scales, Halifax, Nova Scotia, Marathon Global Funding's Canadian counsel, will issue opinions about certain legal matters in connection with the offering of the debt securities and Marathon's guarantees. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The financial statements and the financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K of Marathon Oil Corporation for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     Marathon files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials filed by Marathon, including materials it filed under its former name, USX Corporation, with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Marathon files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Marathon at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Marathon Global Funding is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and will be exempt from such requirements upon the effectiveness of the registration statement of which this prospectus is a part in reliance upon Rule 12h-5 of the Exchange Act.

     This prospectus is part of a registration statement we have filed with the SEC relating to the debt securities of Marathon Global Funding and Marathon's guarantees. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC's public reference room or through its Web site.

     The SEC allows us to "incorporate by reference" the information Marathon files with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that Marathon files with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings Marathon makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the offered securities are sold:

     - our annual report on Form 10-K for the year ended December 31, 2001;

     - our quarterly report on Form 10-Q for the quarter ended March 31, 2002;
       and

     - our current reports on Form 8-K filed January 3, 2002 (as amended by a Form 8-K/A filed on January 16, 2002), February 27, 2002, March 4, 2002 and May 29, 2002.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning Marathon at the following address:

        Marathon Oil Corporation
        5555 San Felipe Road
        Houston, Texas 77056-2723
        Attention: Corporate Secretary
        Telephone: (713) 629-6600

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY PERSON (INCLUDING ANY SALESMAN OR BROKER) TO PROVIDE INFORMATION OTHER THAN THAT WHICH THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT PROVIDES. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON ITS COVER PAGE OR THAT ANY INFORMATION IN ANY DOCUMENT WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. ACCORDINGLY, WE URGE YOU TO REVIEW EACH DOCUMENT WE SUBSEQUENTLY FILE WITH THE SEC AND INCORPORATE BY REFERENCE AS DESCRIBED ABOVE FOR UPDATED INFORMATION.

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                          $
                      MARATHON GLOBAL FUNDING CORPORATION

                              (MARATHON OIL LOGO)
                                 % NOTES DUE 2012
                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                            MARATHON OIL CORPORATION
                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                                          , 2002
                         ------------------------------

                          Joint Book-Running Managers

                         BANC OF AMERICA SECURITIES LLC
                                    JPMORGAN
                         ------------------------------

                             COMMERZBANK SECURITIES
                           CREDIT SUISSE FIRST BOSTON
                                LEHMAN BROTHERS
                                 SCOTIA CAPITAL
                         ------------------------------

                             ABN AMRO INCORPORATED
                         MELLON FINANCIAL MARKETS, LLC
                                 MORGAN STANLEY
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